Exhibit 99.1

Corporación América Airports Announces an Amendment of the Armenia International Airports Concession Agreement

Contract term extended by 35 years, through December 2067

Commitment to submit a $425 million Master Plan by January 31, 2026

Luxembourg, January 23, 2026 — Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the world’s leading private airport operators, announced today that its subsidiary Armenia International Airports CJSC (“AIA”), the operator of Zvartnots and Gyumri Shirak International Airports in Yerevan, Armenia, has entered into an amendment agreement with the Government of the Republic of Armenia (“GOA”) to amend certain terms of the existing concession agreement originally signed on December 17, 2001.

Key changes to the concession agreement include:

1.	Term. The concession term has been extended by 35 years through December 31, 2067. The amended agreement further provides for the possibility to discuss potential future extensions, subject to mutual agreement.

2.	Transition to an inflation-based regime. The amendment replaces the former single-till framework with an inflation-based regime, providing for annual tariff adjustments starting in April 2027.

3.	New Master Plan and capital investment program. Pursuant to the terms of the amendment agreement, AIA shall submit a new Master Plan by January 31, 2026, including a capital investment program of $425 million to be executed by 2033, covering infrastructure development, operational enhancements, and long-term capacity at Zvartnots International Airport. The Master Plan shall be updated every five years thereafter.

4.	Economic equilibrium and rebalancing mechanisms. The amendment introduces an economic equilibrium rebalance framework, providing for compensation mechanisms in the event of:

a.	force majeure events;

b.	passenger traffic declines below certain thresholds;

c.	any additional regulatory or tax changes affecting the concession’s financial balance; and

d.	additional capital investments approved by GOA beyond the agreed investment program.

The compensation mechanism may be given via tariff adjustments and/or extensions of the concession term.

5.	Airport charges and tariff adjustment framework. The agreement establishes that AIA has the right to adjust all tariffs set in Euros, staring in April 2027, by a parametric formula considering the inflation indices in Armenia, the United States, and the European Union, as well as the applicable exchange rates.

6.	Other provisions. Among other things, the amended agreement also (i) updates and clarifies AIA’s exclusive rights to operate and commercially exploit a broad range of aeronautical and non-aeronautical activities at the airport, including logistics platforms, free economic zones, and future vertiport infrastructure for eVTOL operations, and (ii) refines the termination and indemnification mechanisms applicable under various scenarios.

Mr. Martín Eurnekian, CEO of Corporación America Airports, noted: “This amendment, including the material extension of 35 years, represents an important milestone for our concession in Armenia and is a testament of the high-quality operational standards of CAAP. The updated regime enhances long-term visibility, provides certain protections to preserve the economic equilibrium of the concession, and establishes a clear tariff adjustment mechanism, supporting our continued commitment to the development and modernization of Armenia’s airport infrastructure. Finally, it also crystalizes a major strategic objective for the Company and demonstrates our ability to create value to our shareholders, while materially extending the average life of our portfolio.”

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716